02016100

P.E. 2/14/02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For 14 February, 2002

GlaxoSmithKline plc
(Name of registrant)

GLAXO WELLCOME HOUSE, BERKELEY AVENUE,
GREENFORD, MIDDLESEX UB6 0NN
(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports
under cover Form 20-F or Form 40-F

Form 20-F ____ Form 40-F

Indicate by check mark whether the registrant by furnishing the information
contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes ____ No ___

Annex A

The information in this Report shall be deemed to be filed by GlaxoSmithKline plc (the "Company") with the Securities and Exchange Commission solely for purposes of incorporation by reference into the Company's Registration Statement on Form S-8 (File No. 333-13022.

Issued: 14th February 2002, London

Preliminary Announcement of Results for the Year Ended 31st December 2001

GSK DELIVERS 19% (14% CER) BUSINESS PERFORMANCE* EPS GROWTH

STRONG PHARMACEUTICALS PERFORMANCE DRIVEN BY NEW PRODUCTS AND SALES GROWTH IN KEY THERAPY AREAS

GlaxoSmithKline plc (GSK) today announces its results for the year ended 31st December 2001. The business performance results are summarised below.

BUSINESS PERFORMANCE RESULTS*

	Q4 2001 £m	Increase CER%	£%	2001 £m	Increase CER%	£%
Sales	5,616	11	12	20,489	11	13
Trading profit	1,726	21	23	6,053	16	20
Profit before tax	1,730	11	13	6,169	12	16
Earnings per share	20.4p	14	17	72.4p	14	19

2001 HIGHLIGHTS

- Pharmaceutical sales up 12% (excluding divested products):
  - Strong growth in all regions: USA 16%; Europe 7%; Rest of World 10%
  - Strong growth in key therapy areas: CNS 16%; Respiratory 24%; HIV 14%
  - New products up 48% to £3.7 billion representing 22% of total pharmaceutical sales
  - *Seretide/Advair* achieved sales of £850 million; *Advair* launch - one of the most successful ever in the US pharmaceutical industry.
- Active in-licensing programme delivers 10 new products into clinical development.
- 2001 merger and manufacturing cost savings of over £750 million achieved.
- £4 billion share buy-back programme - £2 billion share purchases completed.
- Strong business performance EPS growth - up 19% (14% CER).
- GSK reiterates guidance for 2002 business performance EPS growth in the mid-teens and expects growth in 2003 of low-teens or better.*

Commenting on the performance for the year, Dr Jean-Pierre Garnier, Chief Executive Officer, said:

"GSK is in an exceptionally strong position. The robust growth seen from many of our key franchises clearly demonstrates the breadth and strength of GSK's product portfolio. New products, propelled by the phenomenal success of *Advair*, contributed £3.7 billion in sales last year and are driving the business strongly forward - GSK is one of the fastest growing pharmaceutical companies in the US market. Our confidence in the future is shown by the earnings guidance we have given today."

---

* Business performance excludes merger items, integration and restructuring costs and disposals of subsidiaries. All financial commentaries are on a business performance basis and growth rates are at constant exchange rates (CER) unless otherwise stated, this being the primary measure used by management. The forecasts are on a business performance basis at CER and assume GSK successfully defends its intellectual property surrounding *Augmentin* and *Paxil* in the USA.

PHARMACEUTICALS PERFORMANCE DRIVEN BY STRONG SALES GROWTH IN ALL REGIONS & KEY THERAPY AREAS

- FOURTH QUARTER PERFORMANCE 2001 -

Driven by strong performances from the CNS, respiratory and anti-viral therapy areas, pharmaceutical sales grew to £4.7 billion.

In the USA, sales were up 15% to £2.5 billion. The underlying growth rate for the US business is broadly consistent with reported sales growth, though some products were affected by wholesaler-stocking patterns. For example, the estimated underlying growth rate for *Paxil,* reported at 34% is 12%; *Augmentin,* reported at 25% is 6%; and *Avandia,* reported down 33% is up 21%.

Sales in Europe were up 5% to £1.2 billion, and Rest of World sales were up 13% to £1 billion.

- FULL YEAR PERFORMANCE 2001 -

Pharmaceutical sales grew 12% to £17.2 billion. New products represented 22% of pharmaceutical sales and grew 48% to £3.7 billion. All regions performed strongly: the USA, representing just over half of GSK's total pharmaceutical business, grew 16%; sales growth in Europe was 7%; and Rest of World sales increased 10%.

HIGHLIGHTS FOR THE YEAR:

CNS – GSK'S LARGEST CATEGORY ACHIEVES SALES OF OVER £4 BILLION

In the USA, ***Paxil's*** new indication to treat Generalised Anxiety Disorder helped boost sales to £1,252 million, up 13%. *Paxil* for Post-Traumatic Stress Disorder was launched in December, helping to extend further *Paxil's* broad range of indications for anxiety and depression.

Paxil's particularly strong performance in Japan, where it is now the number one SSRI, drove Rest of World sales up 41% to £227 million. In Europe, sales grew 12% to £378 million.

Wellbutrin's sales grew strongly, up 37% to £647 million, driven by increased physician awareness of the product's outstanding efficacy and favourable side effect profile in non-anxious depressed patients.

RESPIRATORY SALES OVER £3.5 BILLION; *SERETIDE/ADVAIR* SALES: £850 MILLION

GSK continues to lead the global respiratory pharmaceuticals market with sales of its three key products - *Seretide, Flixotide* and *Serevent* - amounting to over £2.4 billion.

Seretide/Advair is now GSK's fourth largest product, with total sales of £850 million. In the USA, the performance of *Advair* has been outstanding with sales of £328 million – *Advair* has benefited from one of the most successful launches ever in the US pharmaceutical industry while successful launches of *Seretide* in France, Italy and Spain have led to strong European sales of £441 million.

In January 2002, an FDA Advisory Committee recommended approval of *Advair* and *Flovent* for the treatment of Chronic Obstructive Pulmonary Disease (COPD) associated with bronchitis. GSK plans to launch *Advair* for COPD during the second quarter of 2002.

ANTI-VIRALS GROWTH DRIVEN BY HIV SALES OF OVER £1.3 BILLION

GSK continues to expand its leadership in HIV with a current global market share of 40%. ***Trizivir,*** GSK's new triple combination medicine, with sales of £167 million, was the key driver of growth. In the USA sales have grown to £115 million and the product was also launched successfully across Europe during 2001. ***Combivir*** continues to be a cornerstone of treatment for HIV and was a strong contributor with sales up 5% to £606 million.

ANTI-BACTERIALS – STRONG US PERFORMANCE & LAUNCH OF *AUGMENTIN ES*

Augmentin, GSK's second largest product, achieved impressive global sales of £1.4 billion, more than offsetting declines in sales of older antibiotics. In the USA, sales grew 21% to £912 million, benefiting from strong demand and the launch of *Augmentin Extra Strength* in October - the only product with an indication for children at risk of otitis media caused by antibiotic-resistant *Strep. pneumoniae*. Declining sales of older products limited growth for the therapy area in total.

METABOLIC & GI – *AVANDIA* SALES GROW 46% TO OVER £700 MILLION

The key driver of growth in the metabolic and gastro-intestinal therapy area was ***Avandia***, GSK's product for the treatment of type 2 diabetes, up 46% to £707 million. In the USA, sales of *Avandia* grew 37% to £623 million. GSK filed for marketing approval of *Avandia* in Japan in December 2001.

VACCINES INCREASE 10% TO £948 MILLION

Infanrix (GSK's new DTPa range of combination vaccines) grew 36% to £238 million, with a strong performance in the USA where sales grew to £72 million. ***Priorix, Tritanrix*** and ***Typherix*** all achieved strong growth of over 30%, more than offsetting a 6% decline in the hepatitis portfolio.

CARDIOVASCULAR & ONCOLOGY SALES - STRONG GROWTH OF *COREG* & *ZOFRAN*

Coreg sales grew 56% to £251 million and in November the FDA approved the product for the treatment of severe heart failure. *Coreg* is the only beta-blocking agent indicated to increase survival in mild, moderate, and severe heart failure patients. In oncology, ***Zofran*** sales grew 19% to £601 million driven by a strong US performance, up 21% to £428 million.

PRODUCT LAUNCHES & REGULATORY FILINGS

In 2001, GSK reviewed and streamlined its R&D portfolio. The company now has 113 projects in clinical development, which comprise 50 NCEs, 22 new vaccines and 41 line extensions.

GSK plans the following launches in 2002:

- ***Advair*** for the treatment of COPD.
- **Vardenafil**, a new agent in development for the treatment of erectile dysfunction, to be launched in partnership with Bayer.
- ***Avolve*** (dutasteride), a new specific type 1 and type 2, 5-alpha reductase inhibitor, for the treatment of symptomatic benign prostatic hyperplasia.
- ***Bexxar,*** a new radioimmunotherapy for treatment of non-Hodgkin's lymphoma.
- ***Infanrix PeNta,*** a five-in-one paediatric vaccine (diphtheria, tetanus, pertussis, hepatitis B, polio).

GSK is engaged in discussions with the US Food & Drug Administration regarding regulatory filings for ***Augmentin XR*** and ***Factive.***

The company plans to make several key regulatory filings in 2002:

- **908/fosamprenavir**, a new protease inhibitor for use in the treatment of HIV.
- ***Ariflo***, a novel PDE IV inhibitor, for the treatment of COPD.
- **Ibandronate**, a new product for the treatment and prevention of postmenopausal osteoporosis to be filed with GSK's development partner Roche.
- ***Lamictal***, to treat bipolar disorder.
- **MMR-V vaccine** (Europe), for the prevention of mumps, measles, rubella and varicella.
- ***Wellbutrin XL,*** a once-daily formulation of bupropion hydrochloride for depression.

CONSUMER HEALTHCARE SALES GROW - UP 22% - BLOCK DRUG SUCCESSFULLY INTEGRATED

In the **fourth quarter,** Consumer Healthcare sales grew 24% to £897 million. Sales excluding Block Drug grew 3% to £740 million. For **the full year**, Consumer Healthcare sales grew 22% to £3,284 million. Sales excluding Block Drug grew 1% to £2,690 million.

HIGHLIGHTS FOR THE YEAR:

World-wide integration of Block Drug has been completed and its product sales continue to grow.

Oral care sales, excluding Block Drug, were £664 million, up 3% and Block Drug oral care products added a further £442 million.

Nutritional healthcare products grew 7% to £575 million, benefiting from strong sales of ***Lucozade*** in Europe, up 17% to £164 million, and ***Horlicks*** in the Rest of World, up 11% to £143 million.

Over-the-counter medicine sales were £1,603 million, up 8%. Excluding Block Drug, sales were £1,451 million, down 2%. Total sales of smoking control products were down 10%, to £337 million, affected by increased private label competition in the USA. However, sales during the fourth quarter improved, especially in Europe following the launch of ***Niquitin Lozenge*** in France and the UK.

Total sales of analgesic products were £335 million, up 27%. Excluding sales of Block Drug analgesic products, sales were £277 million, up 6%.

MERGER & RESTRUCTURING

GSK continues to implement the manufacturing restructuring plans initiated by both SmithKline Beecham and Glaxo Wellcome, and is proceeding with the integration of the SB and GW businesses in accordance with the merger plans developed during 2000. Merger savings of over £400 million were achieved in 2001 together with manufacturing restructuring savings in excess of £350 million. GSK remains on track to deliver total annual merger and manufacturing restructuring savings of £1.8 billion by 2003.

Costs of £1,652 million were incurred in the year in respect of the merger, manufacturing restructuring and disposal of subsidiaries. After tax relief of £320 million, the net charge was £1,332 million.

TRADING PROFIT AND EARNINGS PER SHARE

Business performance trading profit growth was 16%, reflecting improved trading margins. The trading margin improved 1.7% to 29.5% as a result of cost savings from merger integration, partly offset by the divestment of certain high margin products required by regulatory authorities as a condition of the merger. Business performance EPS was 72.4 pence, up 14% in CER terms and 19% in sterling terms, benefiting from favourable exchange rates in the USA and Europe.

After merger and manufacturing restructuring costs, trading profit was £4,697 million. Taken together with other income, interest and taxation and a charge relating to disposals of subsidiaries this results in EPS of 50.4 pence on this basis.

SHARE BUY-BACK PROGRAMME

On 23rd October 2001, GSK announced plans to invest up to £4 billion buying its shares on the market. The programme covers purchases by the company's employee trusts relating to share option grants and other share based incentives. It also covers purchases by the company of shares for cancellation and in total £2 billion was spent in 2001. The exact amount and timing of future purchases will be determined by the company and is dependent on market conditions and other factors.

EARNINGS GUIDANCE FOR 2002 & 2003

GSK expects business performance to deliver earnings per share growth in the mid-teens in 2002 and low-teens or better in 2003. This guidance assumes GSK successfully defends its intellectual property surrounding *Augmentin* and *Paxil* in the USA. GSK is engaged in legal proceedings regarding validity and infringement of the Group's patents relating to *Augmentin* and *Paxil/Seroxat*. Business performance is at constant exchange rates and excludes merger items, integration and restructuring costs and disposals of subsidiaries. Further information is detailed in the 'Legal proceedings' section.

DIVIDEND

The Board has declared a fourth interim dividend of 12 pence per share making a total for the year of 39 pence per share. This compares with a 2000 dividend of 38 pence for former GW shareholders and a 29.66 pence equivalent dividend for former SB shareholders and is in line with the company's policy of limiting dividend increases to improve dividend cover. The equivalent dividend receivable by ADR holders is 34.234 cents per ADS based on an exchange rate of £1/$1.42643. The dividend will be paid on 18th April 2002 to shareholders and ADR holders of record on 22nd February 2002.

GlaxoSmithKline – one of the world's leading research-based pharmaceutical and healthcare companies – is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For company information and a copy of the company's updated product development pipeline, visit GSK at www.gsk.com.

Enquiries:	**UK Media**	Martin Sutton	(020) 8966 8372
		Philip Thomson	(020) 8966 8372
		Alan Chandler	(020) 8966 8372
	US Media	Nancy Pekarek	(215) 751 7709
		Mary Anne Rhyne	(919) 483 2839
	European Analyst / Investor	Duncan Learmouth	(020) 8966 5961
		Anita Kidgell	(020) 8966 8369
	US Analyst / Investor	Frank Murdolo	(215) 751 7002
		Tom Curry	(215) 751 5419

GSK prepares its financial results in £ sterling. Accordingly this Announcement is issued in £ sterling. A convenience translation in US$ is also issued. Both £ sterling and US$ versions of the Announcement are available on "Corporate Home" at www.gsk.com.

Cautionary statement regarding forward-looking statements

Under the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995, the Company cautions investors that any forward-looking statements or projections made by the company, including those made in this Announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect the Group's operations are discussed in the section "Cautionary factors that may affect future results".

PROFIT AND LOSS ACCOUNT
Year ended 31st December 2001

	Business performance			Merger, restructuring and disposal of subsidiaries		Total	
	2001 £m	2000 £m	**CER%**	**2001 £m**	2000 £m	**2001 £m**	2000 £m
Sales:							
Pharmaceuticals							
• Existing portfolio	**17,205**	14,982	**12**	**-**	-	**17,205**	14,982
• Divested products	**-**	447		**-**	-	**-**	447
• Total	**17,205**	15,429	**9**	**-**	-	**17,205**	15,429
Consumer Healthcare							
• Existing portfolio	**2,690**	2,631	**1**	**-**	-	**2,690**	2,631
• Acquisition - Block Drug	**594**	-		**-**	-	**594**	-
• Divested products	**-**	19		**-**	-	**-**	19
• Total	**3,284**	2,650	**22**	**-**	-	**3,284**	2,650
SALES	**20,489**	18,079	**11**	**-**	-	**20,489**	18,079
Cost of sales	**(4,430)**	(3,811)	**(15)**	**(303)**	(151)	**(4,733)**	(3,962)
Gross profit	**16,059**	14,268	**9**	**(303)**	(151)	**15,756**	14,117
Selling, general and administration	**(7,451)**	(6,732)	**(8)**	**(957)**	(404)	**(8,408)**	(7,136)
Research and development	**(2,555)**	(2,510)	**1**	**(96)**	(16)	**(2,651)**	(2,526)
Trading profit:							
Pharmaceuticals	**5,499**	4,581	**15**	**(1,231)**	(526)	**4,268**	4,055
Consumer Healthcare	**554**	445	**23**	**(125)**	(45)	**429**	400
TRADING PROFIT	**6,053**	5,026	**16**	**(1,356)**	(571)	**4,697**	4,455
Other operating income/(expense)	**37**	274		**-**	-	**37**	274
Operating profit	**6,090**	5,300	**11**	**(1,356)**	(571)	**4,734**	4,729
Profits/(losses) of associates	**71**	65		**-**	(8)	**71**	57
Disposal of interests in associates	**96**	144		**-**	-	**96**	144
Disposal of businesses	**-**	-		**(296)**	(14)	**(296)**	(14)
Product divestments	**-**	-		**-**	1,416	**-**	1,416
Merger transaction costs	**-**	-		**-**	(121)	**-**	(121)
Profit before interest	**6,257**	5,509		**(1,652)**	702	**4,605**	6,211
Net interest payable	**(88)**	(182)		**-**	-	**(88)**	(182)
PROFIT BEFORE TAXATION	**6,169**	5,327	**12**	**(1,652)**	702	**4,517**	6,029
Taxation	**(1,647)**	(1,454)		**320**	(245)	**(1,327)**	(1,699)
Profit after taxation	**4,522**	3,873	**12**	**(1,332)**	457	**3,190**	4,330
Minority interests	**(97)**	(120)		**-**	-	**(97)**	(120)
Preference share dividends	**(34)**	(56)		**-**	-	**(34)**	(56)
EARNINGS	**4,391**	3,697	**14**	**(1,332)**	457	**3,059**	4,154
EARNINGS PER SHARE	**72.4p**	61.0p	**14**			**50.4p**	68.5p
Weighted average number of shares (millions)	**6,064**	6,065				**6,064**	6,065

To illustrate "Business performance", merger items, integration and restructuring costs and disposal of subsidiaries have been excluded and an adjusted EPS presented. Appropriations of profit attributable to shareholders are set out under "Appropriations" on page 14.

PROFIT AND LOSS ACCOUNT
Three months ended 31st December 2001

	Business performance			Merger, restructuring and disposal of subsidiaries		Total	
	2001 £m	2000 £m	CER%	**2001 £m**	2000 £m	**2001 £m**	2000 £m
Sales:							
Pharmaceuticals							
• Existing portfolio	**4,719**	4,201	12	-	-	**4,719**	4,201
• Divested products	-	103		-	-	-	103
• Total	**4,719**	4,304	9	-	-	**4,719**	4,304
Consumer Healthcare							
• Existing portfolio	**740**	719	3	-	-	**740**	719
• Acquisition - Block Drug	**157**	-		-	-	**157**	-
• Divested products	-	6		-	-	-	6
• Total	**897**	725	24	-	-	**897**	725
SALES	**5,616**	5,029	11	-	-	**5,616**	5,029
Cost of sales	**(1,264)**	(1,048)	(22)	**(162)**	(89)	**(1,426)**	(1,137)
Gross profit	**4,352**	3,981	8	**(162)**	(89)	**4,190**	3,892
Selling, general and administration	**(1,918)**	(1,858)	(3)	**(204)**	(181)	**(2,122)**	(2,039)
Research and development	**(708)**	(716)	2	**(34)**	(13)	**(742)**	(729)
Trading profit:							
Pharmaceuticals	**1,535**	1,266	19	**(361)**	(280)	**1,174**	986
Consumer Healthcare	**191**	141	36	**(39)**	(3)	**152**	138
TRADING PROFIT	**1,726**	1,407	21	**(400)**	(283)	**1,326**	1,124
Other operating income/(expense)	**5**	148		-	-	**5**	148
Operating profit	**1,731**	1,555	10	**(400)**	(283)	**1,331**	1,272
Profits/(losses) of associates	**17**	14		-	(1)	**17**	13
Disposal of businesses	-	-		**6**	(14)	**6**	(14)
Product divestments	-	-		-	1,416	-	1,416
Merger transaction costs	-	-		-	(75)	-	(75)
Profit before interest	**1,748**	1,569		**(394)**	1,043	**1,354**	2,612
Net interest payable	**(18)**	(44)		-	-	**(18)**	(44)
PROFIT BEFORE TAXATION	**1,730**	1,525	11	**(394)**	1,043	**1,336**	2,568
Taxation	**(462)**	(416)		**138**	(321)	**(324)**	(737)
Profit after taxation	**1,268**	1,109	12	**(256)**	722	**1,012**	1,831
Minority interests	**(29)**	(34)		-	-	**(29)**	(34)
Preference share dividends	**(7)**	(15)		-	-	**(7)**	(15)
EARNINGS	**1,232**	1,060	14	**(256)**	722	**976**	1,782
EARNINGS PER SHARE	**20.4p**	17.5p	14			**16.1p**	29.4p

To illustrate "Business performance", merger items, integration and restructuring costs and disposal of subsidiaries have been excluded and an adjusted EPS presented. Appropriations of profit attributable to shareholders are set out under "Appropriations" on page 14.

PHARMACEUTICAL SALES – EXISTING PORTFOLIO
Year ended 31st December 2001

	Total		USA		Europe		RoW	
	£m	CER%	£m	CER%	£m	CER%	£m	CER%
CENTRAL NERVOUS SYSTEM	**4,007**	**16**	**2,835**	**14**	**779**	**13**	**393**	**34**
Depression	**2,504**	**20**	**1,880**	**20**	**378**	**12**	**246**	**40**
Seroxat/Paxil	1,857	16	1,252	13	378	12	227	41
Wellbutrin	647	37	628	37	-	-	19	27
Migraine	**849**	**5**	**630**	**2**	**165**	**8**	**54**	**33**
Imigran/Imitrex	758	4	575	1	136	7	47	34
Naramig/Amerge	91	15	55	15	29	12	7	25
Lamictal	355	20	179	23	139	18	37	12
Requip	75	25	36	31	36	19	3	35
Zyban	129	11	54	(14)	42	20	33	67
RESPIRATORY	**3,537**	**24**	**1,646**	**40**	**1,276**	**13**	**615**	**16**
Flixotide/Flovent, Serevent, Seretide/Advair	**2,410**	**38**	**1,179**	**52**	**929**	**24**	**302**	**38**
Flixotide/Flovent	915	2	470	9	263	(15)	182	18
Serevent	645	1	381	10	225	(13)	39	4
Seretide/Advair	850	>100	328	>100	441	>100	81	>100
Flixonase/Flonase	504	20	374	21	54	19	76	13
Ventolin	306	(9)	29	(10)	134	(11)	143	(8)
Becotide	161	(22)	-	-	122	(20)	39	(20)
ANTI-BACTERIALS	**2,604**	**3**	**1,304**	**10**	**702**	**(1)**	**598**	**(4)**
Augmentin	1,421	13	912	21	322	(2)	187	6
Zinnat/Ceftin	409	(7)	180	(17)	123	6	106	(3)
Fortum	209	(2)	41	(1)	92	3	76	(7)
Amoxil	149	(26)	31	(44)	50	(20)	68	(20)
ANTI-VIRALS	**2,128**	**10**	**1,071**	**11**	**589**	**9**	**468**	**8**
HIV	**1,347**	**14**	**794**	**11**	**405**	**16**	**148**	**31**
Trizivir	167	>100	115	>100	49	>100	3	>100
Combivir	606	5	358	(1)	182	4	66	50
Epivir	302	(5)	161	(6)	95	(7)	46	4
Retrovir	55	(11)	24	(9)	20	(13)	11	(13)
Ziagen	167	5	98	(7)	51	15	18	66
Agenerase	50	(7)	38	(21)	8	76	4	>100
Herpes	**646**	**5**	**255**	**29**	**157**	**(5)**	**234**	**(7)**
Valtrex	350	42	212	38	69	18	69	99
Zovirax	296	(19)	43	(1)	88	(17)	165	(24)
Zeffix	103	49	7	29	12	60	84	50
METABOLIC AND GASTRO-INTESTINAL	**1,480**	**10**	**730**	**17**	**299**	**(3)**	**451**	**9**
Avandia	707	46	623	37	32	>100	52	>100
Zantac	505	(11)	106	(16)	162	(15)	237	(5)
VACCINES	**948**	**10**	**261**	**20**	**396**	**-**	**291**	**19**
Hepatitis	445	(6)	187	9	183	(14)	75	(15)
Infanrix	238	36	72	97	116	16	50	32
ONCOLOGY & EMESIS	**838**	**14**	**611**	**17**	**142**	**8**	**85**	**9**
Zofran	601	19	428	21	108	14	65	14
Hycamtin	90	(9)	60	(11)	23	(5)	7	(4)
CARDIOVASCULAR	**591**	**23**	**385**	**30**	**135**	**20**	**71**	**(2)**
Coreg	251	56	242	56	-	-	9	66
ARTHRITIS (*Relafen*)	**156**	**(29)**	**134**	**(28)**	**10**	**(45)**	**12**	**(22)**
OTHER	**916**	**(4)**	**60**	**(62)**	**233**	**(2)**	**623**	**11**
	17,205	12	9,037	16	4,561	7	3,607	10

PHARMACEUTICAL SALES – EXISTING PORTFOLIO
Three months ended 31st December 2001

	Total		USA		Europe		RoW	
	£m	CER%	£m	CER%	£m	CER%	£m	CER%
CENTRAL NERVOUS SYSTEM	**1,137**	**21**	**817**	**24**	**210**	**8**	**110**	**25**
Depression	**736**	**33**	**560**	**39**	**101**	**6**	**75**	**35**
Seroxat/Paxil	547	28	377	34	101	6	69	36
Wellbutrin	189	50	183	51	-	-	6	20
Migraine	**232**	**5**	**170**	**(1)**	**45**	**17**	**17**	**49**
Imigran/Imitrex	208	3	156	(3)	37	18	15	56
Naramig/Amerge	24	16	14	19	8	13	2	11
Lamictal	102	22	53	22	39	23	10	18
Requip	16	(7)	6	(28)	9	7	1	47
Zyban	26	(30)	13	(16)	10	(31)	3	(57)
RESPIRATORY	**972**	**21**	**448**	**31**	**341**	**9**	**183**	**21**
Flixotide/Flovent, Serevent, Seretide/Advair	**664**	**26**	**322**	**32**	**251**	**17**	**91**	**34**
Flixotide/Flovent	207	(20)	88	(35)	64	(19)	55	17
Serevent	139	(24)	75	(28)	54	(23)	10	13
Seretide/Advair	318	>100	159	>100	133	>100	26	>100
Flixonase/Flonase	131	26	99	29	12	11	20	21
Ventolin	83	(12)	6	(49)	36	(10)	41	(5)
Becotide	43	(14)	-	-	31	(21)	12	(7)
ANTI-BACTERIALS	**766**	**6**	**382**	**6**	**202**	**2**	**182**	**12**
Augmentin	449	19	301	25	92	-	56	26
Zinnat/Ceftin	110	(18)	42	(42)	39	9	29	7
Fortum	58	6	10	7	26	20	22	(7)
Amoxil	40	(22)	3	(78)	13	(20)	24	2
ANTI-VIRALS	**601**	**12**	**315**	**20**	**156**	**12**	**130**	**(3)**
HIV	**372**	**15**	**226**	**17**	**106**	**12**	**40**	**12**
Trizivir	65	>100	45	>100	18	>100	2	>100
Combivir	158	(1)	95	(1)	45	(8)	18	19
Epivir	79	(7)	45	(3)	23	(12)	11	(11)
Retrovir	15	(8)	6	(8)	5	(3)	4	(14)
Ziagen	43	3	26	-	13	1	4	30
Agenerase	12	(6)	9	(15)	2	47	1	19
Herpes	**183**	**10**	**78**	**41**	**40**	**4**	**65**	**(9)**
Valtrex	103	34	62	44	21	33	20	11
Zovirax	80	(10)	16	31	19	(15)	45	(16)
Zeffix	27	23	2	(2)	3	37	22	24
METABOLIC AND GASTRO-INTESTINAL	**324**	**(8)**	**117**	**(26)**	**81**	**(1)**	**126**	**11**
Avandia	110	(20)	82	(33)	10	>100	18	>100
Zantac	141	(4)	34	13	42	(13)	65	(6)
VACCINES	**255**	**16**	**70**	**35**	**101**	**-**	**84**	**26**
Hepatitis	117	2	52	22	48	(6)	17	(16)
Infanrix	62	34	19	94	27	10	16	38
ONCOLOGY & EMESIS	**215**	**6**	**154**	**3**	**37**	**12**	**24**	**13**
Zofran	156	16	109	15	28	15	19	18
Hycamtin	15	(47)	7	(65)	6	(9)	2	6
CARDIOVASCULAR	**175**	**41**	**119**	**62**	**36**	**23**	**20**	**(5)**
Coreg	84	>100	81	>100	-	-	3	99
ARTHRITIS (*Relafen*)	**23**	**(53)**	**18**	**(56)**	**3**	**(48)**	**2**	**(15)**
OTHER	**251**	**(3)**	**26**	**(43)**	**61**	**(12)**	**164**	**11**
	4,719	**12**	**2,466**	**15**	**1,228**	**5**	**1,025**	**13**

CONSUMER HEALTHCARE SALES

	Year ended 31st December 2001	
	£m	CER%
Including Block Drug		
Over-the-counter medicines	**1,603**	**8**
Analgesics	335	27
Dermatological	190	49
Gastro intestinal	342	6
Respiratory tract	164	(3)
Smoking control	337	(10)
Vitamins & naturals	158	10
Oral care	**1,106**	**71**
Nutritional healthcare	**575**	**7**
Total	**3,284**	**22**
Excluding Block Drug		
Over-the-counter medicines	**1,451**	**(2)**
Oral care	**664**	**3**
Nutritional healthcare	**575**	**7**
	2,690	**1**
Block Drug	**594**	**-**
Total	**3,284**	**22**

	Three months ended 31st December 2001	
	£m	CER%
Including Block Drug		
Over-the-counter medicines	**466**	**13**
Analgesics	95	39
Dermatological	52	33
Gastro intestinal	94	12
Respiratory tract	56	(2)
Smoking control	109	2
Vitamins & naturals	41	12
Oral care	**291**	**75**
Nutritional healthcare	**140**	**3**
Total	**897**	**24**
Excluding Block Drug		
Over-the-counter medicines	**428**	**3**
Oral care	**172**	**4**
Nutritional healthcare	**140**	**3**
	740	**3**
Block Drug	**157**	**-**
Total	**897**	**2[illegible]**

Total sales

An analysis of total sales between existing portfolio, divested and acquired products is set out below:

	2001 £m	2000 £m	Growth CER%
Existing portfolio:			
Pharmaceuticals	**17,205**	14,982	12
Consumer Healthcare	**2,690**	2,631	1
	19,895	17,613	10
Products divested on merger	**-**	466	-
	19,895	18,079	7
Acquired products - Block Drug	**594**	-	-
	20,489	18,079	11

Sales of existing portfolio products in 2001 increased in aggregate by 10% over 2000. The sales revenue lost from products divested at the end of 2000 to fulfil regulatory conditions for the Glaxo Wellcome/SmithKline Beecham merger, principally *Kytril* and *Famvir*, is more than offset by the additional sales revenue from the acquired Block Drug portfolio. However the margin earned on the latter is significantly lower than that earned on the divested products.

Pharmaceutical sales

Sales of existing portfolio products increased 12%, which represents additional sales of £1,785 million (in CER terms). An analysis of sales between new products (those launched in a major market within the last five years), franchise products (established products), and older products now less actively promoted is set out below:

	2001			
	£m	% total	CER%	CER £m
New	**3,709**	**22**	48	1,169
Franchise	**9,481**	**55**	11	894
Other	**4,015**	**23**	(7)	(278)
	17,205	**100**	12	1,785

The growth of the new products, notably *Seretide/Advair* and *Avandia*, and the franchise products, *Seroxat/Paxil* and *Augmentin*, more than offset the decline of older products, such as *Zantac*.

Regional analysis

The Group earned 53% of total pharmaceutical sales revenue in the USA in the year. *Seretide/Advair* launched in mid-April 2001 achieved sales of £328 million. Although this launch slowed sales growth of its constituent products, *Flixotide/Flovent* and *Serevent*, combined sales of these three products amounted to £1,179 million with growth of 52%. *Seroxat/Paxil*, launched for Generalised Anxiety Disorder in April, grew strongly and *Wellbutrin* continued its good growth record. In the anti-bacterials market *Augmentin* benefited from the launch of the *ES* (extra strength) formulation in September.

Europe region contributed 26% of pharmaceutical sales with the largest market, France, showing strong growth. Good growth was also recorded in other major markets including Italy, Spain and Central and Eastern Europe. *Seretide/Advair* was a major sales driver in the region although, as in the USA, this affected sales of its constituent products. New product launches of *Trizivir* helped produce a 16% growth in the HIV sector. *Zantac* sales continued to decline in the face of increased generic competition.

Sales growth of 10% in the Rest of the World was driven by strong growth in both Canada and Japan. These markets benefited from product launches in late 2000 and the launch of *Imigran* in Japan in August 2001. *Seroxat/Paxil*, *Seretide/Advair* and *Avandia* all recorded significant growth in the region.

Trading profit – business performance

	2001		2000		
	£m	% of sales	£m	% of sales	Growth CER%
Sales	**20,489**	**100.0**	18,079	100.0	11
Cost of sales	**(4,430)**	**(21.6)**	(3,811)	(21.1)	(15)
Selling, general and administration	**(7,451)**	**(36.4)**	(6,732)	(37.2)	(8)
Research and development	**(2,555)**	**(12.5)**	(2,510)	(13.9)	1
Trading profit - business performance	**6,053**	**29.5**	5,026	27.8	16

Cost of sales increased as a percentage of sales as the loss of the high-margin products divested in December 2000, the inclusion of lower margin Block Drug products and higher stock provisions were only partly offset by the benefits of merger and manufacturing restructuring savings.

Selling, general and administration (SG&A) costs also benefited from merger savings, principally in general and administration expenditure, but the inclusion of Block Drug costs distorts the year on year comparison. Excluding Block Drug expenses, growth in SG&A costs would have been 4% and SG&A expressed as a percentage of sales would have been 1.3% lower. Research and development expenditure was broadly level with last year due to the time lag between merger savings and their reinvestment. It is expected that growth in research and development costs will increase as merger savings begin to be reinvested in this area.

Overall the trading margin improved by 1.7% to 29.5%.

Profit before tax – business performance

	2001 £m	2000 £m
Trading profit	**6,053**	5,026
Other operating income/(expense)	**37**	274
Profits of associates	**71**	65
Disposal of interests in associates	**96**	144
Net interest payable	**(88)**	(182)
Profit before tax - business performance	**6,169**	5,327

Other operating income/(expense)
Other operating income/(expense) includes royalty income, costs associated with product withdrawals, product disposals, equity investment sales and equity investment write-downs due to adverse stock market conditions.

Disposal of interests in associates
GSK sold 1.5 million shares in Quest Diagnostics, Inc. during the year realising a gain of £96 million. At 31st December 2001, after a 2 for 1 share split, GSK held 22.1 million shares.

	2001 £m	2000 £m
Net interest payable		
Interest payable	**(198)**	(317)
Investment income	**129**	158
	(69)	(159)
Share of interest payable of associate	**(19)**	(23)
	(88)	(182)

Net interest payable was lower due to a lower average level of net debt in 2001 than in 2000 and to lower interest rates.

Overall business performance profit before tax increased by 12% CER.

Merger items, integration and restructuring costs and disposal of subsidiaries

	2001 £m	2000 £m
Manufacturing and other restructuring	**(162)**	(171)
Merger integration costs	**(1,069)**	(400)
Block Drug integration costs	**(125)**	-
Effect on operating profit	**(1,356)**	(571)
Share of associate	**-**	(8)
Disposal of businesses	**(296)**	(14)
Product divestments	**-**	1,416
Merger transaction costs	**-**	(121)
Effect on profit before tax	**(1,652)**	702

The loss on disposal of businesses in 2001 primarily arose on the sale of Affymax. It includes a £299 million write off of goodwill which has no net effect on Group reserves.

Taxation - total

	2001 £m	2000 £m
UK corporation tax	**(487)**	(544)
Overseas taxation	**(899)**	(1,258)
Deferred taxation	**59**	103
Taxation - total	**(1,327)**	(1,699)
Business performance	**(1,647)**	(1,454)
Merger items, integration and restructuring costs and disposal of subsidiaries	**320**	(245)
Taxation - total	**(1,327)**	(1,699)

The charge for taxation on business performance profit amounting to £1,647 million represents an effective tax rate of 26.7 per cent. The tax rate benefits from lower rates of tax applicable to manufacturing operations in Singapore, Puerto Rico and Ireland.

Transfer pricing issues are inevitable for a global business such as GSK. The integrated nature of the Group's worldwide operations, involving significant investment in research and strategic manufacture at a limited number of locations, with consequential cross-border supply routes into numerous end-markets, gives rise to complexity and delay in negotiations with revenue authorities as to the profits on which individual Group companies are liable to tax. Disagreements with, and between, revenue authorities as to the price at which goods should be transferred between Group companies in different tax jurisdictions can produce conflicting claims from revenue authorities as to the profits that fall to be taxed in individual territories. Resolution of such issues is a continuing fact-of-life for GSK.

In the USA for a number of years GlaxoSmithKline has had significant open issues relating to transfer pricing. These issues affect all years from 1989 to the present and concern a number of products, although the most significant relates to the success of *Zantac* in respect of which the claims of the US Internal Revenue Service (IRS) substantially exceed the Group's estimation of its taxation liabilities. The IRS claims continue to be the subject of discussions between the US and UK tax authorities under the competent authority provisions of the double tax convention between the two countries. Within these discussions there is a wide variation between the views of the US and UK tax authorities and, exceptionally, they may be unable to reach agreement to settle the dispute. In the event of the UK and US tax authorities not reaching agreement, the company would need to resort to litigation.

GSK uses the best advice in determining its transfer pricing methodology and in seeking to manage transfer pricing issues to a satisfactory conclusion and, on the basis of external professional advice, continues to believe that it has made adequate provision for the liabilities likely to arise from open assessments.

The credit for taxation on merger, restructuring and business disposals amounting to £320 million reflects the actual tax rate applicable to the transactions in the territories in which they arise.

Earnings

Net profit attributable to shareholders	2001 £m	2000 £m
Earnings	**3,059**	4,154
Adjustment for merger items, integration and restructuring costs and disposal of subsidiaries	**1,332**	(457)
Adjusted earnings	**4,391**	3,697

Earnings per share	pence	pence
Basic earnings per share	**50.4**	68.5
Adjustment for merger items, integration and restructuring costs and disposal of subsidiaries	**22.0**	(7.5)
Adjusted earnings per share	**72.4**	61.0

In order to illustrate business performance, which is the primary performance measure used by management, adjusted earnings and adjusted earnings per share, are presented after excluding merger items, integration and restructuring costs and disposal of subsidiaries.

Appropriations	£m	£m
Earnings (profit attributable to shareholders)	**3,059**	4,154
Dividends	**(2,356)**	(2,097)
Retained profit	**703**	2,057

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

	2001 £m	2000 £m
PROFIT ATTRIBUTABLE TO SHAREHOLDERS	**3,059**	4,154
Exchange movements on overseas net assets	**(151)**	(23)
UK tax on exchange movements	**-**	16
TOTAL RECOGNISED GAINS AND LOSSES	**2,908**	4,147

SUMMARY STATEMENT OF CASH FLOW AND MOVEMENT IN NET DEBT

	2001 £m	2000 £m
BUSINESS PERFORMANCE OPERATING PROFIT	**6,090**	5,300
Depreciation and other non-cash items	**713**	626
Increase in working capital	**(67)**	(297)
Increase in net liabilities	**744**	271
	7,480	5,900
Restructuring/integration costs paid	**(949)**	(362)
Merger transaction costs paid	**(24)**	(97)
NET CASH INFLOW FROM OPERATING ACTIVITIES	**6,507**	5,441
Earnings from joint ventures and associates	**-**	1
Returns on investment and servicing of finance	**(191)**	(322)
Taxation paid	**(1,717)**	(1,240)
FREE CASH FLOW	**4,599**	3,880
Purchase of tangible fixed assets	**(1,115)**	(1,007)
Sale of tangible fixed assets	**65**	46
Purchase of intangible fixed assets	**(196)**	(96)
Sale of intangible fixed assets	**6**	-
	(1,240)	(1,057)
Product divestments	**(30)**	1,529
Purchase of own shares for employee share options and awards	**(795)**	(1,232)
Proceeds from own shares for employee share options	**194**	206
Purchase of equity investments	**(47)**	(62)
Sale of equity investments	**139**	289
Capital expenditure and financial investment	**(1,779)**	(327)
Purchase of businesses	**(848)**	(25)
Cash acquired with subsidiary	**45**	-
Business disposals	**66**	(62)
Investment in joint ventures and associates	**(44)**	(2)
Disposal of interests in associates	**124**	155
Acquisitions and disposals	**(657)**	66
Equity dividends paid	**(2,325)**	(2,028)
NET CASH (OUTFLOW)/INFLOW	**(162)**	1,591
Issue of ordinary share capital	**144**	185
Purchase of shares for cancellation	**(1,274)**	-
Net non-cash funds of subsidiary acquired	**56**	-
Redemption of preference shares issued by a subsidiary	**(457)**	-
Other financing cash flows	**144**	(47)
Other non-cash movements	**-**	(7)
Exchange movements	**59**	24
(INCREASE)/DECREASE IN NET DEBT IN YEAR	**(1,490)**	1,746
NET DEBT AT BEGINNING OF YEAR	**(611)**	(2,357)
NET DEBT AT END OF YEAR	**(2,101)**	(611)

BALANCE SHEET

	2001 £m	2000 £m
Goodwill	**174**	170
Intangible fixed assets	**1,673**	966
Tangible fixed assets	**6,845**	6,642
Investments	**3,228**	2,544
FIXED ASSETS	**11,920**	10,322
Equity investments	**185**	171
Stocks	**2,090**	2,277
Debtors	**5,591**	5,399
Liquid investments	**1,415**	2,138
Cash at bank	**716**	1,283
CURRENT ASSETS	**9,997**	11,268
Loans and overdrafts	**(2,124)**	(2,281)
Other creditors	**(7,306)**	(6,803)
CREDITORS: amounts due within one year	**(9,430)**	(9,084)
NET CURRENT ASSETS	**567**	2,184
TOTAL ASSETS LESS CURRENT LIABILITIES	**12,487**	12,506
Loans	**(2,108)**	(1,751)
Other creditors	**(190)**	(143)
CREDITORS: amounts due after one year	**(2,298)**	(1,894)
PROVISIONS FOR LIABILITIES AND CHARGES	**(1,810)**	(1,657)
NET ASSETS	**8,379**	8,955
Called up share capital	**1,543**	1,556
Share premium account	**170**	30
Other reserves	**5,804**	6,125
EQUITY SHAREHOLDERS' FUNDS	**7,517**	7,711
Non-equity minority interest	**621**	1,039
Equity minority interests	**241**	205
CAPITAL EMPLOYED	**8,379**	8,955

RECONCILIATION OF MOVEMENTS IN EQUITY SHAREHOLDERS' FUNDS

	2001 £m	2000 £m
Equity shareholders' funds at beginning of year	**7,711**	5,464
Total recognised gains and losses for the year	**2,908**	4,147
Dividends	**(2,356)**	(2,097)
Ordinary shares issued	**144**	185
Ordinary shares purchased and cancelled	**(1,274)**	-
Exchange movements on goodwill written off to reserves	**28**	10
Goodwill written back	**356**	2
	7,517	7,711

The goodwill written back in 2001 relates primarily to the disposals of Affymax and part of the Group's holding in Quest Diagnostics, Inc.

FINANCIAL REVIEW - CASH FLOW AND BALANCE SHEET

Cash flow

Operating cash flow, after restructuring and integration payments of £973 million, was £6.5 billion in 2001. This represents an increase of £1.1 billion over the previous year and is sufficient to fund the routine cash flow of tax, capital expenditure and dividend payments. Funding was provided to the Employee Share Ownership Trusts (ESOTs) for the purchase of GSK shares in the market in the amount of £795 million to satisfy future share options; this was partly offset by receipts of £338 million from the exercise of share options, £194 million satisfied from shares held by the ESOTs and £144 million from new shares. In addition, £1,274 million was spent in 2001 on purchasing the company's shares for cancellation.

The Group acquired Block Drug for a cash consideration of £843 million and disposed of part of its interest in Quest Diagnostics, Inc. for the sum of £124 million.

Preference shares, classified as non-equity minority interest amounting to £457 million, were redeemed from existing Group facilities in the first quarter of the year. In total net debt increased by nearly £1.5 billion to £2.1 billion.

In December 2001 a £1 billion fixed rate 32 year bond was issued under the new GSK European Medium Term Note programme. In addition, a GSK US Commercial Paper programme was signed in December 2001. These programmes replace the pre-merger funding programmes and give flexibility to the Group's funding options.

Net assets

The book value of net assets decreased from £8,955 million at 31st December 2000 to £8,379 million at 31st December 2001, a decrease of £576 million. This reflects the redemption of some of the non-equity minority interest, the purchase and cancellation of ordinary shares under the share buy-back programme and the effect on net assets of exchange rate movements, partly offset by retained profits of £703 million, after providing for the 2001 dividends.

Fixed asset investments comprise investments in associates, long-term equity investments and an investment in own shares held by the ESOTs. At 31st December 2001 the ESOTs held 187.3 million GSK ordinary shares at a carrying value of £2,936 million against the future exercise of share options and share awards.

Equity shareholders' funds

Equity shareholders' funds decreased from £7,711 million at 31st December 2000 to £7,517 million at 31st December 2001. The decrease arises as the value of shares purchased for cancellation during the year exceeds retained profits, shares issued under share option schemes and the write back from reserves of goodwill.

Legal proceedings

GlaxoSmithKline is involved in various legal and administrative proceedings of a nature considered normal to its business, principally product liability, intellectual property and commercial cases and governmental investigations. Provision is made for anticipated settlement costs and associated legal and other expenses connected with legal disputes against GlaxoSmithKline where a reasonable estimate can be made of the likely outcome of the dispute. Legal proceedings in which GlaxoSmithKline is involved are described in the Annual Report 2000. Developments since the dates of the Annual Report and the Results Announcements for the first, second and third quarters of 2001 are set out below.

In particular, GlaxoSmithKline is engaged in legal proceedings in the USA and Europe regarding infringement of the Group's patents related to *Augmentin*, *Paxil/Seroxat* and *Wellbutrin/Zyban*. In December 2001, a judge in the federal district court for the Eastern District of Virginia ruled on the validity of two patents covering *Augmentin*. The judge held one challenged patent expiring in 2002 valid, while a second expiring in 2018 invalid. This decision contradicted an issue as to validity ruled upon by the US Patent & Trademark Office in a re-examination of related GlaxoSmithKline patents. GlaxoSmithKline intends to appeal the District Court decision. The Group holds other patents covering *Augmentin* that expire in 2002 and 2017, and awaits a ruling by the same federal judge on similar challenges to those patents.

GlaxoSmithKline is engaged in product liability litigation, including significant numbers of cases (a number of which are purported class actions) related to *Fastin* brand phentermine (fen/phen litigation), PPA decongestant products, vaccines containing thimerosal as a preservative, *Baycol, Paxil* and *Lotronex*.

Additionally, GlaxoSmithKline is responding to government investigations in the USA into pricing, marketing and reimbursement of several prescription drug products. These investigations may involve related restitution or civil false claims act litigation on behalf of the federal or state governments. Proceedings have also been initiated against GlaxoSmithKline by various groups of private payers and the Nevada State Attorney General regarding similar pricing, marketing and distribution issues arising in the USA.

Although the outcome of claims, legal proceedings and other matters in which GlaxoSmithKline is involved cannot be predicted with any certainty, the company's directors, having taken appropriate legal advice, do not expect the Group's ultimate liability for such matters, after taking into account provisions, tax benefits and insurance, to have a material adverse effect on its financial condition, results of its operations or cash flows.

EXCHANGE RATES

The results and net assets of the Group, as reported in sterling, are affected by movements in exchange rates between sterling and overseas currencies. GSK uses the average of exchange rates prevailing during the period to translate the results and cash flows of overseas Group subsidiary and associated undertakings into sterling and period end rates to translate the net assets of those undertakings. The currencies which most influence these translations, and the relevant exchange rates, are:

	Q4 2001	Q4 2000	**2001**	2000
Average rates:				
£/US$	**1.44**	1.45	**1.44**	1.52
£/Euro	**1.61**	1.66	**1.61**	1.64
£/Yen	**181.00**	159.05	**175.00**	163.46
Period end rates:				
£/US$	**1.45**	1.49	**1.45**	1.49
£/Euro	**1.64**	1.61	**1.64**	1.61
£/Yen	**190.00**	171.00	**190.00**	171.00

On average during 2001 sterling exchange rates were weaker against the US dollar and the Euro and stronger against the yen compared to 2000. In aggregate, currency movements in 2001 compared to 2000 had a net favourable effect on sterling results of 2% in respect of sales and 5% in respect of business performance earnings per share. Comparing 2001 period-end rates with 2000 year-end rates, sterling was weaker against the US dollar and stronger against the Euro and the yen.

In order to illustrate underlying business performance, excluding the effect of exchange rate movements on translation, it is the company's practice to discuss the Group results in terms of constant exchange rate growth (CER). This represents growth calculated as if the exchange rates used to translate the results of overseas companies into sterling had remained unchanged from those used in the corresponding period.

In this Announcement growth rates are at constant exchange rates (CER) unless otherwise stated.

ACCOUNTING PRESENTATION AND POLICIES

This Announcement contains a summarised presentation of the financial statements of GSK for the year to 31st December 2001 - comprising presentations of profit and loss, total recognised gains and losses, cash flow, balance sheet and movements in equity shareholders' funds - together with a Financial Review of key issues.

The financial statements of GSK are prepared in accordance with GSK's accounting policies as set out in the Annual Report 2000, except that during 2001 GSK has implemented FRS 18 "Accounting Policies" and the transitional disclosure provisions of FRS 17 "Retirement Benefits". FRS 18 updates an existing standard and provides new guidance. FRS 17 adopts a market value approach to the measurement of retirement benefits and requires expanded disclosures but does not require implementation of the change in measurement approach until 2003.

Figures quoted for market share and market growth rates relate to the year ended 30th September 2001 (or later where available). These are GSK estimates based on the most recent data from independent external sources, valued in sterling at relevant exchange rates. Figures quoted for product market share reflect sales by GSK and licensees.

The profit and loss account and cash flow statement for the year ended, and the balance sheet at, 31st December 2000 are an abridged statement of the full Group accounts for that period, which have been delivered to the Registrar of Companies and on which the report of the auditors was unqualified and did not contain a statement under either section 237 (2) or section 237 (3) of the Companies Act 1985.

INVESTOR INFORMATION

Preliminary Announcement of Annual Results 2001

The Preliminary Announcement was approved by the Board of Directors on Thursday 14th February 2002.

The profit and loss account and the cash flow statement for the year ended, and the balance sheet at, 31st December 2001 are subject to completion of the audit of the full Group accounts for 2001.

Annual Report and Annual Review

The Annual Report and the Annual Review will be issued to shareholders on 28th March 2002 and will be available from that date on the GSK website and from the company's registrar, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA. Telephone (Annual Report Orderline) 0870 600 3991 (+44 (0)121 433 8000 from outside the UK).

Annual General Meeting

The Annual General Meeting will be held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on 20th May 2002.

Internet

This Announcement, and other information about GSK, is available on the World Wide Web at the company's site at: http://www.gsk.com.

CAUTIONARY FACTORS THAT MAY AFFECT FUTURE RESULTS

The Group's reports filed with the U.S. Securities and Exchange Commission (the 'Commission'), including the release of which this annex is a part ('this release'), contain, and written information released, or oral statements made, to the public in the future by or on behalf of the Group may contain, forward-looking statements. Forward-looking statements give the Group's current expectations or forecasts of future events. An investor can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as 'anticipate,' 'estimate,' 'expect,' 'intend,' 'will,' 'project,' 'plan,' 'believe,' and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. In particular, these include statements relating to future actions, prospective products or product approvals, future performance or results of current and anticipated products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, *and financial results. The Group undertakes no obligation to update any forward-looking statements, whether as a result of new* information, future events or otherwise.

Forward-looking statements involve inherent risks and uncertainties. The Group cautions investors that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, those described below:

- Generic competition as products face expiration of patent protection or data exclusivity periods in the USA and other important markets. The Group is involved in active intellectual property litigation in the USA and other countries with manufacturers that seek to market generic versions of a number of products, including *Augmentin, Paxil* and *Wellbutrin.* In the event that the Group is not successful in maintaining exclusive rights to market those products in the USA, the ensuing generic competition could have a material adverse effect on the Group's sales and earnings. The Group is routinely engaged in disputes over its patented products and processes in order to protect its intellectual property rights.

- The difficulties, uncertainties and the high level of investment inherent in new product development. The outcome of the lengthy and complex process of new product development is inherently uncertain. A new product candidate can fail at any stage of the process and one or more late-stage product candidates could fail to receive regulatory approval. New product candidates may appear promising in development but fail to reach the market because of efficacy or safety concerns, the inability to obtain necessary regulatory approvals, the difficulty of excessive cost to manufacture and/or the infringement of patents or intellectual property rights of others. Furthermore, the sale of new products may prove to be disappointing and fail to reach anticipated levels.

- Legal factors, including product liability claims, antitrust litigation, government investigations, environmental concerns and patent disputes with competitors, any of which could preclude commercialisation of products or negatively affect the profitability of existing products.

- Pricing pressures, in the USA and other countries around the world, including rules and practices of government sponsored health systems, managed care groups, state legislative initiatives in the USA, judicial decisions and governmental laws and regulations related to Medicare, Medicaid and healthcare reform, pharmaceutical reimbursement and pricing in general.

- Increased competition from other proprietary products (and in certain cases generic equivalents of such proprietary products upon patent expiration) in therapeutic areas important to the Group's long-term business performance.

- Changes in government laws and regulations and the enforcement thereof affecting the Group's Pharmaceutical and Consumer Healthcare businesses.

- Efficacy or safety concerns with respect to marketed products, whether or not scientifically justified, leading to product recalls, withdrawals or declining sales.

- Lost market opportunities resulting from delays and uncertainties in the approval processes of regulatory authorities in the USA, Europe and elsewhere.

- Changes in tax laws related to the taxation of the Group's earnings within and outside the UK, particularly with respect to jurisdictions in which the Group pays tax at rates lower than its overall effective rate.

- Changes in applicable accounting standards.

- Economic factors over which the Group has no control, including changes in inflation, interest rates and foreign currency exchange rates and controls.

- Changes in intellectual property legal protections and remedies, trade regulations, procedures and actions affecting approval, production, pricing, reimbursement and marketing of products, as well as unstable governments and legal systems, intergovernmental disputes and possible nationalisation.

- Growth in costs and expenses, including changes in product mix, and the impact of any acquisitions or divestitures, restructuring and other unusual items that could result from evolving business strategies, and changing organisational structures.

- Continued consolidation in the pharmaceutical industry that could affect the Group's competitive position.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: 14 February, 2002

By: VICTORIA LLEWELLYN
Authorised Signatory for and on behalf of GlaxoSmithKline plc